UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41138

NEUROMIND AI CORP.

(Exact Name of Registrant as Specified in its Charter)

Bahnhofstrasse 3

Hergiswil Nidwalden,Switzerland 6052

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +41 78 607 99 01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

NeuroMind AI Corp. (the “Company”) has determined that it qualifies as a “foreign private issuer” as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, by furnishing this current report on Form 6-K, the Company has begun reporting under the Exchange Act as a foreign private issuer. The Company will file its future annual reports on Form 20-F and furnish its future current reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: August 14, 2024

NEUROMIND AI CORP.

	By:	/s/ Eyal Perez
	Name:	Eyal Perez
	Title:	Chief Executive Officer

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